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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*

                                  NuCo2, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629428103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / / Rule 13d-1(b)

      /X/ Rule 13d-1(c)

      / / Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)                  Page 1 of 10 pages

                                  SCHEDULE 13G

ISSUER:  NuCo2, Inc.                                       CUSIP NO.:  629428103

--------------------------------------------------------------------------------

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       J.P. Morgan Partners (BHCA), L.P. (as successor by merger of Chase Capital Investments, L.P. with and into J.P. Morgan Partners
       (BHCA), L.P.)
       13-337-1826
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  ...............................................................

            (b)  ...............................................................
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
  Number of Shares    5.  Sole Voting Power
  Beneficially Owned      1,187,025.10 (includes Warrants
  by Each Reporting       for 651,042 Shares, Options for
  Person With:            6,000 Shares and Convertible
                          Preferred Stock for 529,983.10
                          Shares)
--------------------------------------------------------------------------------
                      6.  Shared Voting Power
--------------------------------------------------------------------------------
                      7.  Sole Dispositive Power
                          1,187,025.10 (includes Warrants
                          for 651,042 Shares, Options for
                          6,000 Shares and Convertible
                          Preferred Stock for 529,983.10 Shares)
--------------------------------------------------------------------------------
                      8.  Shared Dispositive Power
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person
       1,187,025.10 (includes Warrants for 651,042 Shares, Options for 6,000 Shares and Convertible Preferred Stock for 529,983.10 Shares)
--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)       16.3%
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
PN
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------

SEC 1745 (3-98)                   Page 2 of 10

                                  SCHEDULE 13G

ISSUER: NuCo2, Inc.                                         CUSIP No.: 629428103



ITEM 1.

                  (A)      NAME OF ISSUER:

                           NuCo2, Inc.

                  (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           2800 SE Market Place
                           Stuart, Florida  34997


ITEM 2.

                  (A)      NAME OF PERSON FILING:

                           J.P. Morgan Partners (BHCA), L.P.

                           Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

                  (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:

                           1221 Avenue of the Americas
                           New York, New York  10020

                  (C)      CITIZENSHIP:

                           Delaware

                  (D)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

                           Common Stock

                  (E)      CUSIP NUMBER:

                           629428103

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR
          240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.  OWNERSHIP

                  (A)      AMOUNT BENEFICIALLY OWNED:

                           1,187,025.10, composed of (a) immediately exercisable warrants for 651,042 shares; (b) options to purchase 6,000 shares (one-third of which are exercisable commencing October 20, 2000, one-third of which are exercisable commencing October 20, 2001, and one-third of which are exercisable commencing October 20,
                           2002), which options are held by Richard Waters, a director of the Issuer, who is contractually obligated to exercise the options at the request of, and to transfer any shares issued under the options to, the Reporting Person; and (c) convertible preferred stock, which is immediately convertible into 529,983.10 shares.


                  (B)      PERCENT OF CLASS:

                           16.3% (as of December 31, 2000)

                  (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)    1,187,025.10 (includes Warrants for 651,042
                                  Shares, Options for 6,000 Shares and
                                  Convertible Preferred Stock of 529,983.10
                                  Shares)

                           (ii)   Not applicable.




SEC 1745 (3-98)                  Page 3 of 10 pages

                                  SCHEDULE 13G

ISSUER: NuCo2, Inc.                                         CUSIP No.: 629428103




                           (iii) 1,187,025.10 (includes Warrants for 651,042 Shares, Options for 6,000 Shares and Convertible Preferred Stock for 529,983.10 Shares)

                           (iv)   Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SEC 1745 (3-98)                  Page 4 of 10 pages

                                  SCHEDULE 13G

ISSUER: NuCo2, Inc.                                         CUSIP No.: 629428103



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2001


                      J.P. MORGAN PARTNERS (BHCA), L.P.


                      By: JPMP Master Fund Manager, L.P., its General Partner


                      By: JPMP Capital Corp., its General Partner


                      By: /S/ JEFFREY C. WALKER
                      ----------------------------------------------------------
                          Name:    Jeffrey C. Walker
                          Title:   President





SEC 1745 (3-98)                  Page 5 of 10 pages

                                  SCHEDULE 13G

ISSUER: NuCo2, Inc.                                         CUSIP No.: 629428103



                                  EXHIBIT 2(a)

                  This statement is being filed by J.P. Morgan Partners  (BHCA),
L.P., (as successor by merger of Chase Capital Investments, L.P. with and into J.P. Morgan Partners (BHCA), L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located 1221 Avenue of the Americas, New York, New York 10020. JPMP (BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP
(BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.



SEC 1745 (3-98)                  Page 6 of 10 pages

                                  SCHEDULE 13G

ISSUER: NuCo2, Inc.                                         CUSIP No.: 629428103



                                                                      SCHEDULE A

                               JPMP CAPITAL CORP.

                               EXECUTIVE OFFICERS(1)

Chief Executive Officer                  William B. Harris**
President                                Jeffrey C. Walker*
Executive Vice President                 Mitchell J. Blutt, M.D.*
Executive Vice President                 Arnold L. Chavkin*
Executive Vice President                 John M.B. O'Connor*
Managing Director                        John R. Baron*
Managing Director                        Christopher C. Behrens*
Managing Director                        David S. Britts*
Managing Director                        Rodney A. Ferguson*
Managing Director                        David Gilbert*
Managing Director                        Evan Graf*
Managing Director                        Eric A. Green*
Managing Director                        Michael R. Hannon*
Managing Director                        Donald J. Hofmann, Jr.*
Managing Director                        Alfredo Irigoin*
Managing Director                        W. Brett Ingersoll*
Managing Director                        Andrew Kahn*
Managing Director                        Jonathan R. Lynch*
Managing Director                        Jonathan Meggs*
Managing Director                        Thomas G. Mendell*
Managing Director                        Stephen P. Murray*
Managing Director                        Joao Neiva de Figueiredo, Ph.D.*
Managing Director                        Timothy Purcell*
Managing Director                        Thomas Quinn*
Managing Director                        Peter Reilly*
Managing Director                        Robert R. Ruggiero, Jr.*
Managing Director                        Susan L. Segal*
Managing Director                        Shahan D. Soghikian*
Managing Director                        Georg Stratenwerth*
Managing Director                        Lindsay Stuart*
Managing Director                        Patrick J. Sullivan*
Managing Director                        Kelly Shackelford*
Managing Director                        Charles R. Walker*
Managing Director                        Timothy J. Walsh*
Managing Director                        Richard D. Waters, Jr.*
Managing Director                        Damion E. Wicker, M.D.*
Managing Director                        Eric R. Wilkinson*
Senior Vice President                    Marcia Bateson*
Vice President and Treasurer             Elisa R. Stein*
Secretary                                Anthony J. Horan**
Assistant Secretary                      Robert C. Carroll**
Assistant Secretary                      Denise G. Connors**

----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

  * Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

 ** Principal occupation is employee or officer of J.P. Morgan Chase & Co.
    Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                  Page 7 of 10 pages

                                  SCHEDULE 13G

ISSUER: NuCo2, Inc.                                         CUSIP No.: 629428103




                                   DIRECTORS(1)


                              William B. Harrison**
                               Jeffrey C. Walker*


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

  * Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

 ** Principal occupation is employee or officer of J.P. Morgan Chase & Co.
    Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.




SEC 1745 (3-98)                  Page 8 of 10 pages

                                  SCHEDULE 13G

ISSUER: NuCo2, Inc.                                         CUSIP No.: 629428103



                                                                      SCHEDULE B

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board                                   Douglas A. Warner, III*
President and Chief Executive Officer                   William B. Harrison Jr.*
Vice Chairman                                           Geoffrey T. Boisi*
Vice Chairman                                           David A. Coulter*
Managing Director                                       Ramon de Oliveira*
Director of Human Resources                             John J. Farrell*
Vice Chairman                                           Walter A. Gubert*
Managing Director                                       Thomas B. Ketchum*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           James B. Lee Jr. *
General Counsel                                         William H. McDavid*
Vice Chairman                                           Marc J. Shapiro*
Managing Partner                                        Jeffrey C. Walker**


                                   DIRECTORS(1)

                                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                     BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                         Chairman of the Board
                                          Chief Executive Officer
                                          Deere & Company
                                          One John Deere Place
                                          Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                         Chairman and Chief Executive Officer
                                          Bechtel Group, Inc.
                                          P.O. Box 193965
                                          San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                    President and Chief Executive Officer
                                          The Hearst Corporation
                                          959 Eighth Avenue
                                          New York, New York  10019
--------------------------------------------------------------------------------


----------

(1) Each of whom is a United States citizen.

  * Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

 ** Principal occupation is managing partner of J.P. Morgan Partners, LLC.
    Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.



SEC 1745 (3-98)                  Page 9 of 10 pages

                                  SCHEDULE 13G

ISSUER: NuCo2, Inc.                                         CUSIP No.: 629428103


                                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                     BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------

 Lawrence A. Bossidy                       Chairman of the Board
                                           Honeywell International
                                           P.O. Box 3000
                                           Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns                          Chairman of the Board and
                                             Chief Executive Officer
                                           Ryder System, Inc.
                                           3600 N.W. 82nd Avenue
                                           Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                        Co-Chairman
                                           BP Amoco p.l.c.
                                           1111 Warrenville Road, Suite 25
                                           Chicago, Illinois  60563
--------------------------------------------------------------------------------
 Ellen V. Furter                            President
                                           American Museum of Natural History
                                           Central Park West at 79th Street
                                           New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III                      President and Chief Executive Officer
                                           The College Fund/UNCF
                                           9860 Willow Oaks Corporate Drive
                                           P.O. Box 10444
                                           Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.                  President and Chief Executive Officer
                                           The Chase Manhattan Corporation
                                           270 Park Avenue, 8th Floor
                                           New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                          Of Counsel
                                           Skadden, Arps, Slate, Meagher &
                                             Flom LLP
                                           919 Third Avenue - Room 29-72
                                           New York, New York  10022
--------------------------------------------------------------------------------
 Lee R. Raymond                            Chairman of the Board and
                                             Chief Executive Officer
                                           Exxon Mobil Corporation
                                           5959 Las Colinas Boulevard
                                           Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                          Chairman, President and
                                             Chief Executive Officer
                                           American Home Products Corporation
                                           5 Giralda Farms
                                           Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                             Former Chairman of Board and
                                             Chief Executive Officer of Maytag
                                           13338 Lakeshore Drive
                                           Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III                     Chairman of the Board
                                           J.P. Morgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York  10017

--------------------------------------------------------------------------------
 Marina v.N. Whitman                       Professor of Business Administration
                                             and Public Policy
                                           The University of Michigan
                                           School of Public Policy
                                           411 Lorch Hall, 611 Tappan Street
                                           Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


SEC 1745 (3-98)                  Page 10 of 10 pages